WOODSIDE
AUSTRALIAN ENERGY

03 NOV 12 AM 7:21

24 October 2003

03037258

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- 10th Annual Africa Upstream 2003 Conference presentation, lodged with the Australian Stock Exchange on 24 October 2003;
- North West Shelf Venture to assist in developing China's natural gas and LNG industry, lodged with the Australian Stock Exchange on 24 October 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 11/12

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

24 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

10th Annual Africa Upstream 2003 Conference
Capetown
23 October 2003

Woodside's Exploration Manager – West Africa, Mike Fischer and Manager – International Exploration Search, Peter Grant presented to the 10th Annual Africa Upstream 2003 Conference in Capetown yesterday. A copy of the presentation will be posted on Woodside's web site (www.woodside.com.au) at the 'Investor Information Centre' under Presentations/Speeches/Publications.

ANTHONY NIARDONE
Asst. Company Secretary

24 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

North West Shelf Venture to assist in developing China's natural gas and LNG industry

Please find attached a News Release issued by North West Shelf Australian LNG Pty Ltd.

For investor inquiries please contact Mike Lynn, Investor Relations Manager, Woodside Energy Ltd. on:

Work: (08) 9348 4283
Mobile: 0439 691 592
E-mail: Mike.Lynn@woodside.com.au

For media inquiries, please contact Tony Johnson, Corporate Affairs Coordinator, NWS Venture on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

ANTHONY NIARDONE
Asst. Company Secretary

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

Australia LNG™

Friday, 24 October 2003
3:30pm (WST)

NORTH WEST SHELF VENTURE TO ASSIST IN DEVELOPING CHINA'S NATURAL GAS AND LNG INDUSTRY

North West Shelf Australia LNG, on behalf of the North West Shelf Venture LNG Sellers, today signed a Memorandum of Understanding for the Management and Implementation of the Australia-China Natural Gas Technology Partnership Fund.

The Fund is a joint initiative of North West Shelf Australia LNG (on behalf of the North West Shelf Venture), and the Western Australian and Australian Governments. It is aimed at providing opportunities for training, research and technology transfer between the people of China and Australia in the natural gas and Liquefied Natural Gas (LNG) industry.

The Fund will provide A$25 million over the next 10 to 11 years to support a range of activities, including grants, industry partnerships, and training and education opportunities. The North West Shelf Venture is contributing A$10 million to the Fund.

A special ceremony held today at Parliament House, Canberra, to commemorate the signing of the memorandum, was witnessed by People's Republic of China President Hu Jintao and Australian Prime Minister John Howard.

North West Shelf Australia LNG President John Banner said that the establishment of the Fund represented an important phase in the development of China's LNG industry.

"We are very proud to be playing our part in creating a greater depth of partnership between Australia and China following our historic LNG supply contract with the Guangdong LNG project," Mr Banner said.

"The Fund is a tangible demonstration by all participants for the development of long-term energy partnerships across the energy sector. We look forward with great anticipation to cooperating with China to build a healthy and vibrant natural gas and LNG industry."

Mr Banner also acknowledged the extensive and continuing involvement of the Western Australian and Australian Governments.

"The Australian Minister for Industry, Tourism and Resources, Mr Ian Macfarlane, and the Western Australian Minister for State Development, Mr Clive Brown, are to be congratulated for their Government's commitment to the Fund," said Mr Banner.

On 8 August 2002, China announced the selection of Australia LNG as the sole supplier of LNG to Guangdong, China's first LNG project. This announcement was cemented on 18 October 2002, with the signing of a 25-year LNG sale and purchase agreement between the North West Shelf LNG Sellers and the Guangdong LNG project proponents.

The Chinese Government recently approved the Feasibility Study Report for the Guangdong LNG Project, which provides for the supply of 3.7 million tonnes a year of LNG and is currently anticipated to start in mid-2006.

The Fund was offered in conjunction with North West Shelf Venture's successful bid for the Guangdong LNG supply contract.

North West Shelf Australia LNG is the LNG marketing services organisation for the North West Shelf Venture and markets LNG in China under the Australia LNG brand.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd (Operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Tony Johnson
Corporate Affairs Coordinator, NWS Venture
W: (08) 9348 5034 M: (0417) 916 638

INVESTMENT INQUIRIES

Mike Lynn
Investor Relations Manager, Woodside
W: (08) 9348 4283 M: (0439) 691 592